FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of May, 2004

            (Indicate by check mark whether the registrant files or
                 will file annual reports under cover of Form
                              20-F or Form 40-F.)
                          Form 20-F  X    Form 40-F
                                   -----            -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934. )
                                 Yes        No  X
                                     -----    -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         An announcement on resolutions passed at the seventh meeting of the fourth session of the Board of Directors, made on May 20, 2004, in English by Huaneng Power International Inc.


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                             --------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     May 20, 2004


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                               [GRAPHIC OMITTED]
                      HUANENG POWER INTERNATIONAL, INC.
 (a Sino-foreign joint stock limited company incorporated in the People's
  Republic of China)

                               (Stock Code: 902)

                    ANNOUNCEMENT FOR RESOLUTIONS PASSED AT
                   THE SEVENTH MEETING OF THE FOURTH SESSION
                           OF THE BOARD OF DIRECTORS


This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

On 20th May, 2004, the Board of Directors (the "Board") of Huaneng Power International, Inc., (the "Company") convened the seventh meeting of the Fourth Session of the Board at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Twelve Directors were eligible to attend the meeting. Attendants of the meeting included twelve Directors (either in person or by proxy), the Supervisors, Secretary of the Board and other senior management of the Company. The convening of this meeting complied with the Companies Law of the People's Republic of China and the articles of association of the Company (the "Articles"). Mr Li Xiaopeng, Chairman of the Company, presided over the meeting.

The following resolutions were considered and passed unanimously at the meeting:-

1. Change of senior management of the Company:

      1.1 the appointment of Mr Huang Yongda as the President of the Company;

      1.2 the resignation of Mr. Ye Daji from the position of President of the Company;

      1.3 the resignation of Mr. Hu Jianmin from the position of Vice-President of the Company

            The Board of Directors of the Company is satisfactory to the work done by Mr. Ye Daji and Mr. Hu Jianmin during their service period and highly appreciates their contribution to the achievement of the Company's development. The Board of Directors expressed its whole-heart gratitude to both of them.

2. The appointment of Mr. Ye Daji as the Vice-chairman of the Board of Directors of the Company where such appointment shall take effect immediate after the amendments to the Articles coming into force.


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3.    The proposal regarding the following amendments to the Articles:

      3.1 to amend Article 85 to the effect that (i) the composition of the Board of Director will increase from 12 members to 15 members; and
            (ii) the number of Vice-chairman of the Board will increase from one to two.

      3.2 to amend Article 110 to the effect that (i) the composition of the Supervisory Committee will change from seven members to six members; (ii) more than half of the members of the Supervisory Committee (including 50%) shall be external supervisors.

4. The proposal regarding the convening of the Company's second extraordinary general meeting of 2004

      Since the amendments to the Articles as mentioned in paragraph 3 above shall be subject to shareholders' approval, the Company will convene its second extraordinary general meeting for such purpose. Details of the time and venue for and resolutions to be tabled in the extraordinary general meeting will be set out in the notice of extraordinary general meeting to be issued by the Company subsequently.

The above resolutions were considered and approved by the Board of the Company on 20th May, 2004 in Beijing.

                                                        By Order of the Board
                                                                  Li Xiaopeng
                                                                     Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                               Gao Zongze
(Non-executive director)                  (Independent director)
Wang Xiaosong                             Zheng Jianchao
(Non-executive director)                  (Independent director)
Ye Daji                                   Qian Zhongwei
(Non-executive director)                  (Independent director)
Huang Jinkai                              Xia Donglin
(Non-executive director)                  (Independent director)
Liu Jinlong
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)


Beijing, the PRC
20th May, 2004